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                          May 12, 2021

       William Moss
       Executive Vice President and General Counsel
       TALOS ENERGY INC.
       333 Clay Street, Suite 3300
       Houston, Texas 77002

                                                        Re: TALOS ENERGY INC.
                                                            Registration
Statement Filed on Form S-4
                                                            Filed May 7, 2021
                                                            File No. 333-255896

       Dear Mr. Moss:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Julian Seiguer